Announcement









                  Company Oxford Glycosciences PLC
                  TIDMOGS
                  Headline Offer Update
                  Released 07:01 24 Mar 2003
                  Number 0857J






PRESS RELEASE

23 March 2003
Not for release, publication or distribution in, into or from Australia, Canada or Japan
OXFORD GLYCOSCIENCES PLC ("OGS")
UPDATE ON MERGER DISCUSSIONS
Further to the announcement by the OGS Board on 14 March 2003 and recent press coverage regarding the Celltech offer to OGS shareholders, the OGS Board* is releasing this statement to clarify the current position regarding further discussions with Cambridge Antibody Technology Group plc ("CAT") and other potentially interested third parties.

.. OGS is continuing discussions with CAT with regard to a potential revised proposal.

.. In addition, OGS is continuing discussions with other potentially interested third parties.

The OGS Board is committed to maximising value for OGS shareholders and continues to advise OGS shareholders to take no action in relation to the Celltech offer.

Commenting, David Ebsworth PhD, CEO of OGS, said, "There is still all to play for. We remain in active discussions with CAT with a view to obtaining a material improvement in the value of their offer. In addition, we continue to seek further offers from other potentially interested parties. With respect to recent press coverage, the proposed scheme of arrangement with CAT would not be prevented by a possible 10% holding by any party provided 75% of votes cast are in favour of the scheme. The
OGS Board is fully focussed on maximising the value for our shareholders and therefore, we strongly advise shareholders to take no action at this time."
-Ends-


For further information please contact:
      Oxford GlycoSciences Plc+44 (0) 1235 208 000
      David Ebsworth, Ph.D., Chief Executive Officer

      Goldman Sachs International
      Michael Hill
      Basil Geoghegan
      Phil Raper (Corporate Broking)+44 (0) 20 7774 1000



      Financial Dynamics
      UK Media and Investors
      Tim Spratt
      Melanie Toyne-Sewell

      US Media and Investors
      Leslie Wolf-Creutzfeldt
      Deborah Ardern Jones    +44 (0) 20 7831 3113

      Mob: +44 (0) 7850 589 166
      Mob: +44 (0) 7767 660 040

      +1 212 850 5626
      Mob: +1 917 854 4726
      Mob: +1 917 613 1521


Goldman Sachs International is acting for OGS and for no-one else in connection with this announcement and will not be responsible to other person for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the offer from Celltech, the merger with CAT or the contents of this announcement.
The directors of OGS accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of OGS (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.*
*Dr Donald Drakeman, a director of OGS, is also the Chief Executive Officer of Medarex Inc, a competitor of CAT, and therefore did not participate in decisions of the OGS Board relating to the merger with CAT. Given this conflict, he has also not participated and does not propose to participate in discussions relating to any competing offer for OGS. Accordingly, Dr Drakeman has abstained from OGS Board discussions of, and advice to OGS shareholders relating to, the offer from Celltech and is not taking responsibility for the views or advice of the Board on the merger with CAT or the offer from Celltech.
Shareholders can obtain a free copy of this and any other documents filed with the Securities and Exchange Commission at the SEC's website (www.sec.gov).

This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.


END